UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

ADC TELECOMMUNICATIONS, INC.

(Name of Subject Company)

TYCO ELECTRONICS MINNESOTA, INC.

TYCO ELECTRONICS LTD.

(Names of Filing Persons — Offeror)

Common Stock, Par Value $0.20 Per Share

(Title of Class of Securities)

000886309

(Cusip Number of Class of Securities)

Robert A. Scott

Executive Vice President and General Counsel

Tyco Electronics Ltd.

1050 Westlakes Drive

Berwyn, Pennsylvania  19312

Telephone: (610) 893-9560

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

William H. Aaronson, Esq.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Telephone: (212) 450-4000

☒     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒     third-party tender offer subject to Rule 14d-1.

☐       issuer tender offer subject to Rule 13e-4.

☐       going-private transaction subject to Rule 13e-3.

☐       amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Forward-Looking Statements / Non-GAAP Measures / Additional Information and Where To Find It

This transcript contains certain “forward-looking statements”. These statements are based on management’s current expectations and are subject to risks, uncertainty and changes in circumstances, which may cause actual results, performance, financial condition or achievements to differ materially from anticipated results, performance, financial condition or achievements. All statements contained herein that are not clearly historical in nature are forward-looking and the words “anticipate,” “believe,” “expect,” “estimate,” “plan,” and similar expressions are generally intended to identify forward-looking statements. Tyco Electronics has no intention and is under no obligation to update or alter (and expressly disclaims any such intention or obligation to do so) its forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by law. The forward-looking statements in this transcript include statements addressing the transaction with ADC Telecommunications, Inc. (ADC) and our future financial condition and operating results. Examples of factors that could cause actual results to differ materially from those described in the forward-looking statements include, among others, business, economic, competitive and regulatory risks, such as developments in the credit markets; conditions affecting demand for products, particularly the automotive industry and the telecommunications, computer and consumer electronics industries; future goodwill impairment; competition and pricing pressure; fluctuations in foreign currency exchange rates and commodity prices; political, economic and military instability in countries in which we operate; compliance with current and future environmental and other laws and regulations; the possible effects on us of changes in tax laws, tax treaties and other legislation; the risk that the transaction may not be consummated; the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated; the risk that ADC will not be integrated successfully into Tyco Electronics; and the risk that revenue opportunities, cost savings and other anticipated synergies from the transaction may not be fully realized or may take longer to realize than expected. More detailed information about these and other factors is set forth in Tyco Electronics’ and ADC’s filings with the Securities and Exchange Commission (SEC), including Tyco Electronics’ and ADC’s most recent respective Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q, as well as the tender offer documents to be filed by Tyco Electronics and the solicitation/recommendation statement to be filed by ADC. Information about Tyco Electronics’ non-GAAP measures described in this transcript is included in the related presentation and its Appendix.

This transcript is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell ADC common stock. The solicitation and offer to buy ADC common stock will only be made pursuant to an offer to purchase and related materials. Investors and security holders are urged to read these materials carefully when they become available since they will contain important information, including the terms and conditions of the offer. The offer to purchase and related materials will be filed by Tyco Electronics with the SEC and the solicitation/recommendation statement will be filed by ADC with the SEC, and investors and security holders may obtain a free copy of these materials (when available) and other documents filed by Tyco Electronics or ADC with the SEC at the website maintained by the SEC at www.sec.gov. The offer to purchase and related materials may also be obtained (when available) for free by contacting Keith Kolstrom, Senior Director, Investor Relations, Tyco Electronics at 610-893-9551.

FINAL TRANSCRIPT

Conference Call Transcript

TEL - Tyco Electronics to Acquire ADC, Creating a World Leader in Broadband Connectivity - Conference Call

Event Date/Time: Jul 13, 2010 / 03:00PM  GMT

CORPORATE PARTICIPANTS

John Roselli

Tyco Electronics Ltd. - VP of IR

Tom Lynch

Tyco Electronics Ltd. - CEO

Terrence Curtin

Tyco Electronics Ltd. - EVP and CFO

Bob Scott

Tyco Electronics Ltd. - General Counsel

CONFERENCE CALL PARTICIPANTS

Matt Sheerin

Thomas Weisel Partners - Analyst

Amit Daryanani

RBC Capital Markets - Analyst

Shawn Harrison

Longbow Research - Analyst

Jim Suva

Citigroup - Analyst

William Stein

Credit Suisse - Analyst

Amitabh Passi

UBS - Analyst

Craig Hettenbach

Goldman Sachs - Analyst

Brian White

Ticonderoga Securities - Analyst

Steve O’Brien

JPMorgan - Analyst

Wamsi Mohan

BAS-ML - Analyst

Todd Koffman

Raymond James - Analyst

Sachin Shah

Capstone Global Markets - Analyst

PRESENTATION

Operator

Ladies and gentlemen, thank you very much for standing by and welcome to the Tyco update conference call. At this time, all participation lines are in a listen-only mode. Later there will be an opportunity for questions with instructions given at that time. (Operator Instructions). As a reminder, today’s conference call is being recorded.

I will now turn the call over to your host, Vice President of Investor Relations, Mr. John Roselli. Please go ahead, sir.

John Roselli  - Tyco Electronics Ltd. - VP of IR

Thanks, Rod. Good morning and thank you for joining our conference call to discuss our announcement this morning related to our acquisition of ADC and our preliminary third-quarter results. With me today is our Chief Executive Officer, Tom Lynch; our Chief Financial Officer, Terrence Curtin; our General Counsel, Bob Scott; and the President of our Network Solutions business, Alan Clarke.

During the course of this call, we will be providing certain forward-looking information. We ask you to look at today’s press release and read through the forward-looking cautionary statements that we’ve included there. In addition, we will use certain non-GAAP measures in our discussion this morning. We ask you to read through the sections of our press release and the accompanying slide presentation that address the use of these items.

Press release and related tables along with a slide presentation can be found in the investor relations portion of our website at tycoelectronics.com.

Also I would note that the purpose of this call is to discuss the acquisition of ADC and answer any questions you may have about this transaction. While we have released preliminary third-quarter results, which Terrence will cover later in the call, we will not answer questions about the results on today’s call. Instead we will have our normally scheduled earnings call next Thursday, July 22, to go into our results in more detail.

With that, I would like to turn it over to Tom for some opening comments.

Tom Lynch  - Tyco Electronics Ltd. - CEO

Thanks, John, and good morning, everyone. We appreciate you joining us on short notice this morning and I’ll tell you it is a very exciting time for all of us here at Tyco Electronics.

You can now turn to page three of our slide deck. As John mentioned, earlier today we announced that Tyco Electronics is acquiring ADC for $12.75 per share or an enterprise value of approximately $1.25 billion. Since our separation in July 2007, we’ve been focused on reshaping and improving the operating performance of our core connectivity businesses. As we communicated at our investor conference in December of last year, the next phase of our strategy is about accelerating sales and profit growth in these core businesses.

Today we took an important step to significantly strengthen our network solutions business with the announcement of this acquisition. As you know, businesses and consumers are increasingly demanding more information wherever they are. Devices continue to get smarter, handle more and more information. New content, especially video, is proliferating at breakneck speed.

Whether the data is delivered wirelessly or on wire, these trends are driving continuing upgrades and changes to all parts of the network as the bandwidth to end-users increases.

The combination of our two companies strengthens our ability to capitalize on this opportunity by creating a world-leading product range in connectivity. These products enable every connection point in the network from central office and data center, to the desk, TV, or smartphones. The addition of ADC’s Distributed Antenna System or DAS products and technologies also significantly strengthens our wireless connectivity portfolio.

Our two businesses also have very complementary geographic strengths. ADC is strongest in North America and Asia Pacific. And TE’s strength is in Europe and India. We see opportunities to take this broader product range and strengthen our combined positions in [all] of these regions.

This combination creates a $3.2 billion global telecom connectivity business including our Subsea Communications business. Excluding Subsea, we are effectively doubling the revenue of the telecom network businesses in our Network Solutions segment. So overall this is a very strategic move for us.

Now if we can turn to page four, this acquisition also has very attractive financial characteristics. We expect the transaction to be accretive to earnings in year one excluding acquisition-related expenses. And with the cost synergies we have identified to date, we expect to generate significant scale benefits and be able to bring the ADC business to 15% operating margins in year three, consistent with TE’s overall targets. Terrence will elaborate on the financial details in a minute.

We will continue to maintain a strong balance sheet with the resources to pursue additional strategic opportunities and of course we will continue returning capital to shareholders.

Now please turn to slide five. Of course this is an oversimplified network diagram, but our intention is to give you an idea of the significant improvement in the end-to-end product line we will deliver as one company. The color codes really represent green, a strong position; yellow, a solid middle of the pack position; and red, a weak position.

ADC has a long and storied history as a major provider of connectivity solutions for the telecom industry. They are especially strong in fiber connectivity in data centers and switching centers and in distributed antenna systems. And DAS is becoming an increasingly important enabler of capacity and quality of service especially with the growth of broadband wireless, and we are really very bullish about the potential for this technology.

TE’s strength derives from our long history of providing connect, protect, and seal solutions in harsh environments. We also have a long history of providing connectivity solutions in the enterprise market. The net effect of all this is we have a full range of connectivity products to meet the increasing needs of our carrier and enterprise customers. And really just as importantly, the scale and capabilities to keep the innovative solutions coming.

Today the combined companies invest about $100 million in engineering and R&D. And we think this going to be one of our real strategic advantages.

Now please turn to slide six. As many of you will recall, these are the strategic and operating goals we shared at our investment meeting in December and I feel we’ve made excellent progress this year in the pursuit of these goals and the acquisition of ADC is another key step forward.

So now I’m going to turn it over to Terrence Curtin to cover the financials in more detail and update you on our Q3 results.

Terrence Curtin  - Tyco Electronics Ltd. - EVP and CFO

Thanks, Tom, and let me begin by covering the transaction summary which starts on slide seven. First, the acquisition price is $12.75 per share of ADC stock, which equates to an enterprise value of approximately $1.25 billion. This enterprise value considers ADC shares outstanding including the effects of its equity awards and the fact that the company is in a net cash position.

This is an all-cash offer that we expect to fund approximately 80% or $1 billion from cash on hand and approximately 20% with debt. The debt portion that we will fund of this deal is similar to our overall balance sheet profile and therefore should have no effect on our credit metrics.

As Tom mentioned, we expect this deal will be accretive to earnings in the first year post closing by about $0.14 per share excluding acquisition related costs. The accretion is not only driven by the acquired earnings but also by a portion of the significant synergies that we expect to achieve.

We estimate approximately $100 million of cost synergies once fully implemented and about half that will occur in the first year. Approximately two-thirds of the synergies will be from the operating expenses as we leverage the scale across the combined company and the remaining one-third will come from synergies in the manufacturing operations.

We expect that we will realize the synergies in the operating expenses within the first two years post close while the manufacturing synergies will take a little longer. As a result of the synergies, we expect we will be able to move ADC’s current operating margins of about 5% to 6% today, and this includes amortization of intangibles, to our target levels of 15% in year three post closing.

We also expect that the company similar to our own will generate free cash flow that approximates net income before acquisition-related costs. And finally, we don’t expect that this transaction will have any meaningful impact on our tax rate going forward.

From a valuation perspective, the enterprise [value paid] is approximately 9 times the analyst consensus EBITDA of $140 million for ADC’s 2010 fiscal year. We believe that this is an appropriate premium to pay in light of both the strategic value and the cost synergies that this acquisition can deliver while providing value for our shareholders. Assuming full implementation of the expected cost synergies on the 2010 analyst EBITDA for ADC, the enterprise to EBITDA multiple would be approximately 5 times.

We do expect to incur cash-based acquisition-related costs of approximately $110 million to $130 million as we close the transaction and complete the integration. We estimate that approximately 75% of these costs will be incurred in the first year post close and these costs relate to transaction fees as well as severance and integration costs.

Finally on the transaction, we do expect normal closing conditions such as customary regulatory clearances as well as a tender of the majority of ADC shares held by its holders. Assuming these conditions are met, we currently expect that the closing will occur in the first fiscal quarter of next year, which ends on December 2010.

Before I turn it back over to Tom, let’s move to slide eight and let me discuss briefly the preliminary quarter three results that we released this morning.

Sales on a preliminary basis were $3.084 billion and this was toward the high end of our guidance range of $3 billion to $3.1 billion despite translation headwinds related to the weakening of the euro of approximately $50 million versus the rate we assumed when we guided. Including the negative effect of the euro, sales increased 23% versus the prior year and 4% on a sequential basis.

Slightly higher than expected organic growth across all of our segments enabled us to achieve the higher end of the guidance range despite the euro weakening. As expected, we experienced very favorable trends in the industrial and infrastructure markets which resulted in a 13% sequential increase versus our second quarter. This 13% includes our Network Solutions segment that sequentially showed growth of 16%. We also posted solid sequential growth of 6% in our consumer markets including automotive.

Order trends during the quarter remained solid and we had a book to bill of 1.08 excluding our Subsea Communications segment.

From an earnings perspective, our results were very strong. Adjusted operating income in the quarter was $463 million with adjusted operating margin of 15% of sales. The improved operating earnings versus guidance were driven by solid fall through on sales in all of our segments.

The strong operating margins and operating income results basically came in with an adjusted earnings per share of $0.70 which was above our guidance range of $0.61 to $0.65.

As John mentioned, we will not be answering questions on these preliminary results, but will provide full details on our quarter three results as part of our earnings call that we will do next week on July 22.

Now let me turn the call back to Tom.

Tom Lynch - Tyco Electronics Ltd. - CEO

Thanks, Terrence. You can turn to slide nine now and we will wrap this up. In summary, look, we’re really excited about bringing ADC and the ADC team into Tyco Electronics. We think this is a compelling transaction for both businesses. It is a great fit as we continue to execute our strategy to create leadership positions in all of our connectivity businesses and kind of refresh you about our portfolio and our components business, we are the clear leader in providing connectivity solutions for industries like automotive, devices, industrial equipment, etc.

This transaction establish us as a leader in connectivity in the telecom network and it fits right with the strategy that we have had underway for several years now. This combination creates an industry leader with the scope and scale to help customers deliver the network capacity that their customers need.

And this morning as our team has been reaching out to customers, the feedback has been very positive for just this reason with the continued growth in the broadband network and the amazing amount of services particularly video services that continue to come down the pike, the networks getting taxed and the carriers and enterprises around the world, they need suppliers that can make the investment to help provide the bandwidth to deliver all these services.

And then lastly and of course very importantly, this is very attractive financially. We expect to deliver earnings accretion in year one and 15% margins in year three.

In summary, the transaction positions us very well to take advantage of the continuing long-term evolution of the broadband network and to provide our customers around the world with the best connectivity solutions for their varying needs.

And with that, we will turn it back to the operator, who’s going to open it up for questions.

QUESTION AND ANSWER

Operator

(Operator Instructions) Matt Sheerin, Stifel Nicolaus.

Matt Sheerin - Thomas Weisel Partners - Analyst

Yes, thanks, and good morning, everyone. So just a couple of questions. Regarding the acquisition, could you talk about any overlap of business or redundant business that might go away? And then also the cross-selling opportunities you see between your Network Solutions business and the new company?

Tom Lynch - Tyco Electronics Ltd. - CEO

Well, I think the strategic appeal of this acquisition to us is that we are complementary in products and in the channels and the geographies we serve. And that slide we put up of the network is a little hard to digest, but ADC historically very strong in switching centers, data centers, fiber portfolio. We are very strong in the outside plant, so that’s what is really compelling.

We walk into every carrier and every enterprise with a complete solution now, a stronger solution than either one of us had before. And by the way, we had attractive product lines before in our businesses. We are doing okay, but this gives us a tremendous opportunity to in your words to cross-sell or to be able to walk in at a time when I think carriers are looking for their strategic suppliers to be able to provide more of the solution.

Matt Sheerin - Thomas Weisel Partners - Analyst

Okay, great, and to get to that 15% operating margin that you talk about in three years or so, does that include the combined integrated company with your own network solutions, which actually has been trailing or has been below that 15% number?

Terrence Curtin - Tyco Electronics Ltd. - EVP and CFO

We do believe, Matt — this is Terrence — that both businesses will be up at that 15%. We do believe we can get ADC by itself up to that, but then also we do expect as we talked before that certainly we have been in a down cycle in our Network Solutions business, but we also do expect that that will also be up at that level. So yes individually and yes together.

Matt Sheerin - Thomas Weisel Partners - Analyst

Okay, great. Thanks very much.

Operator

Amit Daryanani, RBC Capital Markets.

Amit Daryanani - RBC Capital Markets - Analyst

Thanks, good morning, guys. Just on this 15% margin target on year three, if I just look at the numbers over here, it looks like you would get there assuming you can realize the $100 million in cost savings which means the sales leverage from 6% to 8% growth ADC - ADCT could achieve could actually take margins north of that. Is that fair?

Terrence Curtin - Tyco Electronics Ltd. - EVP and CFO

I think when you look at it, Amit — right now when we look at it and certainly we are preliminary in the planning in the integration we feel comfortable with the leverage we have that the 15% is the right target. As we always talk to you about the rest of our business, we don’t put that as a limit.

So as Tom showed on his chart, certainly we think when we get operating leverage and in stronger cycles, we might overachieve that 15%, but right now as we model it and we look at the business together, it will be around 15%

Tom Lynch - Tyco Electronics Ltd. - CEO

The other way to think about it, Amit, is sort of that’s the core level we expect to get to, much like the margin targets we set for TE as a whole a couple years ago, never limiting how far we could go. But kind of one step at a time, set our eyes on in a sense the price of entry margin we felt we needed to able to get these combined businesses to 15% in a reasonable timeframe. And that really makes this transaction and then we’ll go from there.

Amit Daryanani - RBC Capital Markets - Analyst

Right, but would you agree that you can get there without any sales leverage from ADC?

Terrence Curtin - Tyco Electronics Ltd. - EVP and CFO

I think we have opportunity that that could provide upside, definitely.

Amit Daryanani - RBC Capital Markets - Analyst

Fair enough. And then I guess just secondly, right, I mean one of the things when I think about Tyco Electronics, and the reason investors have liked it is the secular growth story the company has had or at least pitched over time, if you look at ADC, it looks a lot more cyclical stories. I guess as you combine the two companies, should we think about Tyco Electronics becoming a bit more cyclical going forward? Should we think about the secular growth rate coming down a bit over time?

Tom Lynch - Tyco Electronics Ltd. - CEO

I wouldn’t think — we don’t think of us becoming more cyclical with this. In a way I think we become a little more balanced. I mean our strategy is just if we are going to be in a segment to be a leader in a segment to get the scale and to be able to get the incremental share that — as the [execution] comes with that.

So I wouldn’t think — I don’t view this makes us more cyclical. I think, of course the last couple years in the networks business, it’s been a down cycle. But I think we are really convinced that we are on the front of another strong cycle emerging for all the reasons we talked about earlier.

Amit Daryanani - RBC Capital Markets - Analyst

All right, then just finally, ADC has got NOLs north of $1 billion. Could you talk about the opportunity to use it? Are there any limitations on that from your perspective?

Terrence Curtin - Tyco Electronics Ltd. - EVP and CFO

Yes, Amit. When you look at it, and I commented a little bit in the pre-remarks, certainly they have some characteristics that are similar to ours that they have a big US NOL. As part of the deal, there will be some limitations on it but I think one of the things that is actually nice is it will continue to sort of complement our cash tax rate, which as you know runs below 20%.

So I think from a characteristic perspective of the business model, we will be able to maintain our 26% effective rate while keeping a lower cash tax rate. So we will use that similar to the way that we use the existing NOL we also have in the US.

Amit Daryanani - RBC Capital Markets - Analyst

Perfect. Thanks a lot, guys.

Operator

Shawn Harrison, Longbow Research.

Shawn Harrison - Longbow Research - Analyst

Congrats on the transaction. In terms of the financing, if you could just help me out in terms of what you are earning on the cash balance right now and what would be on, say, the $250 million in change of debt that you’ll be putting out there, what would be the rate on that?

Terrence Curtin - Tyco Electronics Ltd. - EVP and CFO

Well certainly, Shawn, it depends on what we do on the debt element. Certainly how do we finance it to shorter or longer term, and we have time to decide that. When you look at it overall, this could be versus where we are running today a $30 million to $40 million impact on interest both on what we will earn less as well as the new debt that gets put in.

Shawn Harrison - Longbow Research - Analyst

Okay, okay, and then I think, Tom, you may have mentioned earlier that you’d still look to give cash back to shareholders. But with a large cash outlay here short term, does that mean the share repurchase program and what’s remaining on it for this year has been put on hold?

Tom Lynch - Tyco Electronics Ltd. - CEO

No. We are going to continue to keep the program going. Because I think for a company like us, a balance between dividends, repurchase, and strategic investment is the right thing. That’s been our strategy all along. We have been of course heavy on the share repurchase coming into this. But no, we’re not going to — stop the program.

Shawn Harrison - Longbow Research - Analyst

Okay, then to that follow-up comment, you also mentioned that you may be looking at other acquisition activity. Is that a comment on the short term or was that just a general comment that you would be looking at that over the course of the next couple quarters?

Tom Lynch - Tyco Electronics Ltd. - CEO

I think it’s really both. I think if you think about the portfolio and the way we’ve described our intentions in the past, in the components business is where we are the clear market leader with significant market positions. Our strategy there is really to acquire technology that complements what we already have, so that tends to be small things.

In Networks, we knew to be a leader we were going to need to do something relatively large for us like this and our other priorities have been energy and aerospace and those are areas we continue to look at. I wouldn’t expect us to be doing anything in the near future of this size, but continue to augment these other businesses with technology and a bolt-on acquisition here or there.

Shawn Harrison - Longbow Research - Analyst

Thank you very much.

Operator

Jim Suva, Citi.

Jim Suva - Citigroup - Analyst

Thanks, gentlemen, and congratulations. I had a question regarding the timing of the closing and maybe you can just walk me through this and maybe my MBA school stuff is a little fuzzy in my mind. But I thought Hart-Scott-Rodino was about a 30-day waiting period or something and I believe you’d mentioned, you know, closing at the end of calendar Q4 or in Q4. It just seems like that close is a long ways out. Or does it have to do with something to do with the fact that you guys are now incorporated in Switzerland?

How should I think about the timing of that and why we aren’t closing it in the next month or two in calendar Q3?

Tom Lynch - Tyco Electronics Ltd. - CEO

Jim, I’m going to ask Bob Scott, our General Counsel, to take that question, if that’s okay.

Bob Scott - Tyco Electronics Ltd. - General Counsel

Sure, Jim. In a transaction like this, for two global companies like ours, you can imagine that the antitrust filings that we’re going to have to make here are not only the United States, whereas you said we have Hart-Scott-Rodino filings, but also we anticipate there could be as many as 10 other countries. This is standard for transactions of this type. So we are going to work through that.

Of course we are also going to be going through a tender offer, so there’s a period here where we have to — the shares have to be tendered and then after that there would be a merger. So I think that that date that was given of the fall is a date that we are pretty confident that we could reach. Of course we can’t always anticipate what a regulatory agency might do as they review it, but we think that’s a pretty solid date.

Jim Suva - Citigroup - Analyst

Okay, then as a quick follow-up for the tender offer, is there a certain threshold we need to keep in mind? And then as a follow-up to that, were there other suitors that were looking at this or is it just you guys?

Bob Scott - Tyco Electronics Ltd. - General Counsel

As far as there were other suitors, I believe that that would be for ADC. They went through a process where other companies had an opportunity to examine it. That will all be laid out in the tender offer documents that are put out there for the public to review, so that will be available.

Jim Suva - Citigroup - Analyst

The question was then on the tenders, is there a certain threshold or hurdle that has to be —?

Bob Scott - Tyco Electronics Ltd. - General Counsel

No. Other — the rules in Minnesota where ADC is incorporated, there’s a 90% tender of shares that will be sort of a threshold issue as to whether this is a short form merger or a long form merger and we expect that with the premium that is being offered for the shares that it will be attractive and we hope to be able to get that.

Of course, as part of the merger agreement, all of the directors and officers of ADC had to agree that they would tender their shares, which is an indication of their support for the transaction. So we are confident that we should get that.

Jim Suva - Citigroup - Analyst

Thank you and congratulations to you.

Operator

William Stein, Credit Suisse.

William Stein - Credit Suisse - Analyst

Just a couple quick questions. First what — can you remind us what you expect the core organic growth of the Network Solutions business was before this deal? And now with the added benefits of having a bigger bag to sell to your customers, whether that changes?

Tom Lynch - Tyco Electronics Ltd. - CEO

We think the growth rate — we view the growth rate for a while over the long term is 6% to 8% as fiber goes deeper and things like that get added in. I think it definitely positions us to potentially for sure contend better than we would without the two companies together. But I think the fundamental growth rate is still in that 6% to 8% range.

William Stein - Credit Suisse - Analyst

Okay. And then on the margins, there’s been a lot of discussion about 15% for the target, and that applies to the core business as well. I am wondering if you can help us understand what has changed in the business over the last several years. In fiscal ‘06, you were at just over $1.7 billion and you had 15.6% or 15.5% operating margin in fiscal ‘09. Understanding of course we’ve been through some interesting times with respect to demand.

We are still at roughly the same revenue level but around 11% op margin. It is just been declining over the last few years. Is there something that has gone on there that has eroded margins that you can help us understand? And how do you expect to turn that around not only for the target but for your own business?

Terrence Curtin - Tyco Electronics Ltd. - EVP and CFO

Well, let me take that, because you ask an important question here. When you look at the margin itself and the existing margin, we have three distinct markets we sell into here, the telecom market, the enterprise market, as well as the energy market. And to the points Tom made, the telecom piece of it was in a very strong cycle in the earlier part of the time period that you mentioned and actually gave us a favorable mix.

Certainly we have had a shift in that mix as we’ve gone through and certainly that was mainly driven around Europe for us. But what we are starting to see is with the pick up in the traction and as I talked about with our quarter three results, we had solid operating performance as we’re seeing the cycle to pick up.

So from a structure perspective, cost perspective we have it the right way. We were basically getting some favorable market mix in the segment across all the markets we play back in the early period you referenced. So we have been in the lower cycle on that market, but we do see, as Tom talked about and the trends we are seeing, the start of a new cycle. We believe we will capitalize and get the margin back up to levels where it was almost before.

William Stein - Credit Suisse - Analyst

So it is an end market mix issue?

Tom Lynch - Tyco Electronics Ltd. - CEO

There’s nothing really fundamental (multiple speakers)

Terrence Curtin - Tyco Electronics Ltd. - EVP and CFO

There’s nothing fundamentally that has changed.

William Stein - Credit Suisse - Analyst

Okay, great, thanks for your help.

Operator

Amitabh Passi, UBS.

Amitabh Passi - UBS - Analyst

Thank you. My first question was can you just elaborate where you see the synergies coming from, just to help us better understand how you sort of extract the savings that you are envisioning?

Terrence Curtin - Tyco Electronics Ltd. - EVP and CFO

Yes, Amitabh, it’s Terrence. When you look at it, certainly when you have two companies come together, two public companies, certainly — and you look at ADC and the levels it is at, right now it is running in the SG&A structure about 23% versus our levels, which as you know basically run more in the 17% range.

So we are seeing overlap from the corporate structure and the G&A structure which does relate to a big cost synergies in a G&A area. We do view there to be more minor benefits in the selling area. And then when you get into the operations, while there is not product overlap, there is some overlap relating to core processes that we believe as we bring the two companies together we will continue to get benefit on the manufacturing side.

Certainly when we look at it and certainly where I think we’ve proven over the past three years from our separation, we have been able to execute to these cost programs very well, so we feel very confident about our execution ability to achieve these savings. And two-thirds of them come more out of the operating expense area than in the core manufacturing area, which we all know that is always a little bit harder.

So we feel that combined entity really gets a scale advantage across the enterprise, but the bulk of it coming in the operating expense area.

Amitabh Passi - UBS - Analyst

Okay, and I think, Tom, you mentioned the attractiveness of ADC’s DAS portfolio. I think that’s part of the Network Solutions segment which today is losing money. And when I look at your slide, the combined entity would still be kind of average with respect to your presence in DAS. So just wondering, are there any portions of the portfolio that you may consider jettisoning?

And then even with ADC’s DAS portfolio it seems like you are probably still going to have a stronger position, so any thoughts around just how you see your wireless position going forward?

Tom Lynch - Tyco Electronics Ltd. - CEO

A couple things. I think DAS’s emerging in the market is really in an early stage for this and the need for a DAS type solution is really being brought to bear by a combination of smart phones and 4G where you need to augment the cellular network that’s in place to provide more capacity and better quality of service. So it serves the outdoor venue market as well as the indoor wireless market. I think you are still in the early stages of this market evolving and the not unusual the high spending on the product development stage and the markets not caught up yet. We believe that, obviously we believe that’s going to change over time with all the dynamics that are going on that I just mentioned.

So it’s not — it’s pretty much a breakeven business today but we see it being a very attractive business over the long haul. We don’t really have any intentions at this point of — there is businesses we want to get out of. I think one of the attractive pieces about this is we are so complementary with our businesses.

Like any big company, we are always going to be looking at products we want to add, products we want to prune. That’s an ongoing thing. It keeps any portfolio healthy. So I’m not ruling that out, but we haven’t earmarked any particular business and say, no, we’re going to move out of this thing. I like the way we complement each other.

Amitabh Passi - UBS - Analyst

Great. And then one final question. Are there any specific RFPs you see coming down the pipe that you think a combined entity significantly better positions you? You know, we’ve heard the NBN build in Australia. It seems activity in China is beginning to pick up where I guess ADC with the Century Man acquisition probably has a better footprint.

So just from your perspective, anything sort of more tangible you can point to that you think a combined entity would certainly position you much better for certain specific RFPs down the pipe?

Tom Lynch - Tyco Electronics Ltd. - CEO

I think the combined entity is going to position us better for virtually every RFP because the range of products we bring is much stronger than before we did this transaction. And there are — there is a lot of activity. Australia you mentioned, throughout Asia, throughout Europe. A lot of activity with the big carriers, most of them announcing or on the verge of announcing a significant fiber rollouts, deep into the network, many of them fiber to the home type rollout.

So I do believe, that’s the essence of why we’re doing this in a sense that we are better positioned to provide a full range solution to our customers. And then as Terrence mentioned, we are also going to be a much more cost-effective business.

Amitabh Passi - UBS - Analyst

Sorry, I’ve got one final one. Any thoughts on combined market share? This is an area that is always hard to quantify, but there’s probably four or five big vendors in this space and with you and ADC combining, how do you sort of see the combined market share and do you see any sort of regulatory concerns around the deal?

Tom Lynch - Tyco Electronics Ltd. - CEO

Well, Bob Scott, our General Counsel, mentioned we have got to go through a process. So first of all, it’s kind of hard to talk about meaningful market share in this form framework because we are in many places in different parts of the network. When you step back, we’re going to be a $2 billion plus player in the combined carrier and enterprise space with these type of products. And we are going to be one of the top two or three players in the world, bringing these products and services to the carrier. So I think that’s going to be good for our customers and that means it should be good for us.

Amitabh Passi - UBS - Analyst

Okay. Thank you.

Operator

Craig Hettenbach, Goldman Sachs.

Craig Hettenbach - Goldman Sachs - Analyst

Yes, thank you. In terms of integration plans, can you discuss just the ADCT management or any plans there in terms of how you look to address that?

Tom Lynch - Tyco Electronics Ltd. - CEO

No, I think it’s too early to say other than one of the most attractive things about this transaction for us is the talented organization that ADC has and the success they have had for decades serving big, demanding customers who want cutting edge innovative solutions. So we are very excited about that group coming into our team. And I think the only thing I would say about the integration is we are definitely viewing this as the best of both coming together and the integration teams will be a joint team. The steering committee will be a joint team and it’s all about we don’t have a whole lot of preconceived decisions other than the stuff that we talked to you today about in terms of the strategic positioning of the company. But we have a full integration plan and we are going to get to work on that right away.

Craig Hettenbach - Goldman Sachs - Analyst

Okay. Thanks for the color there. And just as a follow-up, Tom, just any read through in the timing of the deal? There’s renewed questions about growth rates out there, so just wanted to get your sense in terms of timing. This is a sizable deal in terms of you moving forward with something like this and maybe your confidence in the environment out there.

Tom Lynch - Tyco Electronics Ltd. - CEO

Well, the deal if I understand your question correctly, this wasn’t a deal in the moment because of something big that we see happening right now. It’s really geared at our conviction that — and it doesn’t — we don’t have any special insight I would say but just look at what’s going on in the world of information and what the demands on the network are. We already had a nice business in that we wanted to build a great business in that because we had conviction that that’s going to be an attractive space for a long, long time to come.

When we think about our company as a whole, there’s two big trends that we find very attractive and that cut across every one of our businesses. More and greener energy and broadband everywhere. This is right smack in the middle of that trend. So no, it’s not in response to an opportunity to. It’s really in response to a conviction around the long-term.

Craig Hettenbach - Goldman Sachs - Analyst

Got it. Thank you.

Operator

Brian White, Ticonderoga.

Brian White - Ticonderoga Securities - Analyst

Yes, I’m just curious on the ADC business, historically it has not been an attractive business and the profitability has been very challenged. So I am curious why you think you can acquire this company and actually add value going forward.

Tom Lynch - Tyco Electronics Ltd. - CEO

I think that’s pretty clear. It is (inaudible) scale and if you look at just the synergies alone, the cost synergies alone, you change the profit picture dramatically. Then you look at the complementary products and the ability to walk into carriers in any part of the world, and again, they were strong in some parts, we were strong in other parts. We bring a full solution in which we feel that will translate into revenue synergy as well. Although it’s mostly the cost synergy that is factored into the price we paid for the deal.

So I think that is in a nutshell having been around ADC in different times in my career, high-quality products, high-quality people, significant market share with high-quality customers, and now you double the scale of our two businesses. I think we have the opportunity to create a really, really good telecom networks business here.

Brian White - Ticonderoga Securities - Analyst

And when we think of the $0.14 accretion, what percent of that is actually from synergies? Is that like $0.10 or $0.11?

Terrence Curtin - Tyco Electronics Ltd. - EVP and CFO

That is net of financing and everything, Brian, so that comes into — certainly, that is going to be the first full year. So as I said when you look at the synergies in the first full year, about half of the synergies of the $100 million I quoted will be in the first 12 months. So that basically frames it for you.

Brian White - Ticonderoga Securities - Analyst

Okay and just finally, the timing seems a little curious, as the last caller was asking. You’ve got kind of an economy that’s starting to slow and you’ve got a business that has been subpar profitability. I’m just wondering if you are setting yourself up. You’re doing a big deal at a time when things are starting to look a little more grim.

Tom Lynch - Tyco Electronics Ltd. - CEO

Clearly that is not our view. We are doing this because we think this is the right place to be. We want to be a leader in the broadband play. We think that broadband investment is going to run for a long time. We are not overly shaken by the last couple years in broadband. I think the economy is a lot better than it was a year ago.

Brian White - Ticonderoga Securities - Analyst

Okay, thank you.

Operator

Steve O’Brien, JPMorgan.

Steve O’Brien - JPMorgan - Analyst

Thanks for taking my question. When you look at the connectivity business as a whole, what is your perspective on how regulators will kind of view of the market? Do you expect that fiber, copper, and enterprise will be considered all part of the same market or do you think they will take a look at each separately?

Bob Scott - Tyco Electronics Ltd. - General Counsel

This is Bob. I think that we cannot anticipate how the regulators are going to segment this market. We are obviously going to have to present them with a tremendous amount of information and respond to how they view it. The market is one where both fiber and copper tend to exist within the same network. So it’s really hard even from a data standpoint to break that out. So we feel like again, as Tom said, I think it’s complementary here, but there are other players in the market that are also providing both fiber and copper solutions. So this is a very competitive market that we remain in.

I think it’s on that basis that the market remains very competitive that we expect that upon providing the data these governments need, that they will review it, but I think we will come out of this at the other end and we will be okay.

Tom Lynch - Tyco Electronics Ltd. - CEO

In general what I would just add to that is the enterprise market is generally much more fragmented in terms of number of players than the carrier market, but I agree with Bob. They are going to take a look at it but — and I think we are confident that we will get through this.

Steve O’Brien - JPMorgan - Analyst

Understood, and on the projects like Australia NBN or BCE’s Quebec or BT Openreach, all these Deutsche Telekom that both companies may be bidding on right now as we speak, how do you handle that sort of bidding process over these next few months? Or do you think that the products Tyco Electronics was bidding versus ADC was bidding — there isn’t much overlap. I’ll let you answer that, but how do you handle that delicate situation?

Tom Lynch - Tyco Electronics Ltd. - CEO

(multiple speakers) I think in the next few months we don’t do anything differently than we are doing today because we are still a separate company. As we said to our team and I know Bob Switz has said to his team, we’ve got to keep focused and keep doing what we’re doing and the best thing we all can do in this is keep our heads down and do the best job we can.

So I don’t think until we actually complete this transaction, there is going to be any change in how we approach the customers. I mean, they will know that this is coming and I think that’s good news and as they think about the future, that’s going to be very powerful. But in active deals, we just have to go and try to do the best we can.

Steve O’Brien - JPMorgan - Analyst

Great, and then if I could just lastly a point of clarification on the organic growth for the connectivity market going forward, is Tyco Electronics 6% to 8% growth goal the same as what you see the market growing or is there share gain within that 6% to 8%?

Terrence Curtin - Tyco Electronics Ltd. - EVP and CFO

We would view the market, including all the pieces that Tom talked about, probably to be slightly at the low end of that range and then we do expect market opportunities to get us up towards the higher end. So a little bit of market opportunity, market share opportunity above the core growth.

Steve O’Brien - JPMorgan - Analyst

Thank you very much.

Operator

Wamsi Mohan, Bank of America.

Wamsi Mohan - BAS-ML - Analyst

Thank you, sorry I missed some of the comments made initially, so sorry if this is redundant. But from a professional services perspective, the business that ADC has, do you anticipate sort of that as strategic for you? Is it really necessary to sort of engage in the relationships that they are engaged in? And do you see yourself expanding your portfolio to include services at some point?

Tom Lynch - Tyco Electronics Ltd. - CEO

One, I think they have a nice professional services business that’s an important part of their offering to the customer. As I said earlier, where we sit right now, we don’t have any intention to go in and mess around with a formula that’s been very successful with some very demanding customers. Obviously over time we are always going to be looking at what do we add in, what doesn’t fit anymore. But I will tell you out of the gate, that looks like a business that has good returns.

It has performed very well over the last couple of years and it’s important to especially one big customer in the US. I think our business model, and again, this is where we are complementary — has lent itself, the TE side of it lead to a professional services model. We are really selling connect, protect, and seal, primarily, out into the network, whereas I think the work that ADC does more naturally lends itself to professional services.

But I think we’re going to learn a lot over the next six months to a year as we bring these two businesses together and say, hey, here’s a one and one plus three and maybe here’s a few things that don’t make sense anymore. But we are not going in with any preconceived notions.

Wamsi Mohan - BAS-ML - Analyst

Okay. And can you comment about the margin profile within the professional services? Is it significantly different?

Tom Lynch - Tyco Electronics Ltd. - CEO

It’s a little bit lower than the equipment margins, as is often the case, but the returns are attractive because there’s very little capital invested in that type of business.

Terrence Curtin - Tyco Electronics Ltd. - EVP and CFO

If you look at it, Wamsi, and you can see this in the public data that the company reports today, certainly it’s going to have a lower gross profit. It is a services business and certainly a lower overhead structure being a services business, so that’s included in their margin today. Like Tom said, it’s an important part of ADC and we see it continuing to be that way.

So in that regard, it as a different business model than our product piece or even ADC’s piece, but it’s important in serving the customer.

Wamsi Mohan - BAS-ML - Analyst

Okay, thanks, Tom and Terrence. And I guess in terms of — you guys have done a pretty good job in terms of closing off and moving manufacturing capacity and optimizing the footprint over the last two years. Can you talk about the manufacturing opportunities in terms of plant closures relative to the footprint that ADC has?

Terrence Curtin - Tyco Electronics Ltd. - EVP and CFO

Wamsi, when you look at it, we do assume that we have, and as I commented, about a third of the synergies of $100 million — so a third of that basically will come out of the manufacturing operations. Certainly that will be as we review processes where there is — would be some overlap between ours and theirs. We are not at the point right now to talk about number of plants or anything. We will work through that between the combined teams but we do see there being an opportunity here. But certainly nowhere near to the level that we have had to execute on as we’ve taken our manufacturing from the 130 sites down to the 90 sites.

Wamsi Mohan - BAS-ML - Analyst

Thanks, Terrence. Last one from me. Can you quantify if you have already not, the magnitude of restructuring charges that you anticipate here? Because you are basically framing this as primarily a cost synergy based acquisition with not — given what you’re talking about from a guidance perspective, from a margin perspective, clearly there could be revenue synergies down the road not included in your model.

But can you talk about the magnitude of restructuring that you are envisioning at this point?

Terrence Curtin - Tyco Electronics Ltd. - EVP and CFO

Yes, Wamsi, I commented — and I know you weren’t on — I mentioned cash acquisition-related charges of $110 million to $130 million. That does include transaction costs. That does include things such as change in control, retention, integration type expenses. And when you look at sort of the core restructuring and severance component, it’s probably only about a third of that number, that $110 million to $130 million number. So it is below half of it.

Wamsi Mohan - BAS-ML - Analyst

Thanks a lot, guys.

Operator

Todd Koffman, Raymond James.

Todd Koffman - Raymond James - Analyst

Thank you very much. When you gave out your accretion estimates for the forward full year, what topline growth assumptions for ADC did you base those accretion numbers on, or was that the 6% to 8% you called out earlier in the call?

Terrence Curtin - Tyco Electronics Ltd. - EVP and CFO

No, that’s based upon our own assumptions and we’re not going to guide their company versus our company separately on the top line. So they’re based upon our assumptions for the ADC business and the 6% to 8% is the long-term organic growth rate. As Tom mentioned, this business will cycle at times depending upon capital spending levels, but we aren’t going to give individual guidance on our components. We don’t do it on our business today and we won’t do it in this transaction.

Todd Koffman - Raymond James - Analyst

Just a quick follow-up, the 6% to 8% long-term organic is for the combined company or is that — you were you calling that out for ADC?

Terrence Curtin - Tyco Electronics Ltd. - EVP and CFO

Our — is we had that view of our segment, our Network Solutions segment. We’ve always disclosed that and then we do believe that that will continue to stay at that level inclusive of ADC.

Todd Koffman - Raymond James - Analyst

Thank you very much.

John Roselli - Tyco Electronics Ltd. - VP of IR

Rod, we will take one last call, please.

Operator

All right. The final question then will come from the line of Sachin Shah, Capstone Global Markets.

Sachin Shah - Capstone Global Markets - Analyst

Thanks for taking my call. I just wanted to kind of confirm some of the approvals that are needed. You said 10 countries. Can you maybe outline how long that’s going to take, what countries? Is EC needed? I think you mentioned China before. Do you need China approval?

Bob Scott - Tyco Electronics Ltd. - General Counsel

Yes, this is Bob. There will be filing in China. There will be filings likely in Australia. We will have filings in Europe. We are evaluating that right now as to how those filings would be made, whether they would be made country to country or at the EC level. So that’s still being analyzed and of course in the United States. So it’s basically their filings in North America and in Europe and in Asia.

Sachin Shah - Capstone Global Markets - Analyst

Okay, so you still expect the deal — it seems like that timeframe with all these approvals may take the closing closer to the end of the year relative to when the tender offer typically takes, which is about 20 business days or so. It seems like you might have to extend the tender offer a few times.

Bob Scott - Tyco Electronics Ltd. - General Counsel

We are not anticipating that. I think the long pole probably in the tent is the time and with respect to regulatory approvals, and I think that the fall should consider that a range of time. I think the fall is still where we think this is going to come out.

Sachin Shah - Capstone Global Markets - Analyst

Okay, so you are targeting the fall for close with all these approvals in place. So have you talked to the regulators or have you got — (multiple speakers)?

Bob Scott - Tyco Electronics Ltd. - General Counsel

No, we have not.

Sachin Shah - Capstone Global Markets - Analyst

So you feel comfortable that you are planning on closing sometime this fall. Okay.

Terrence Curtin - Tyco Electronics Ltd. - EVP and CFO

As we stated in our pre-remark comments, that we do expect the closing to be sometime in our first fiscal quarter or September fiscal year. And from that viewpoint, all the logistics I don’t think we should get on this call.

Sachin Shah - Capstone Global Markets - Analyst

Okay, thank you very much.

John Roselli - Tyco Electronics Ltd. - VP of IR

Okay, well, that wraps up the call for today. Thank you very much for joining us especially on such short notice. As always, myself and Keith Kolstrom will be around for any follow-up questions you may have the rest of the day. Thanks for joining us.

Operator

Ladies and gentlemen, that doesn’t conclude the call for today. Thank you for your participation and for using AT&T Executive Teleconference Service. You may now disconnect.

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